ING LOGO AMERICAS US Legal Services
Anngharaad S. Reid Paralegal (860) 723-2275 Fax: (860) 723-2216 anngharaad.reid@us.ing.com
April 12, 2005	BY EDGARLINK

U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Re:

ReliaStar Life Insurance Company
SelectHLife Variable Account
Post-Effective Amendment No. 13 to Registration Statement on Form N-6
Prospectus Title: Variable Estate Design
File Nos.: 333-18517 and 811-04208

Ladies and Gentlemen:

On April 12, 2005, ReliaStar Life Insurance Company (the "Company") and its SelectHLife Variable Account (the "Account") and under Rule 485(b) of the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940, as amended, we submitted the above-referenced Post-Effective Amendment to a Registration Statement on Form N-6 with respect to flexible premium variable universal life insurance policies offered by the Company through the Account.

We respectfully request withdrawal of such Post-Effective Amendment No. 13 pursuant to Rule 477 under the 1933 Act.

If you have any questions, please call me at 860-723-2275.

Sincerely, /s/ Anngharaad S. Reid Anngharaad S. Reid

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation